Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092
tel +1 212 259 8000 fax +1 212 259 6333
June 14, 2010
VIA EDGAR CORRESPONDENCE FILING
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	File No. 001-32630
Dear Mr. Riedler:
We hereby submit the following responses to the comment letter dated May 28, 2010, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Definitive Proxy Statement of Fidelity National Financial, Inc. (“FNF”) filed April 15, 2010. To assist your review, we have retyped the text of those comments below.
Schedule 14A filed April 15, 2010
Compensation Discussion and Analysis and Executive and Director Compensation
Establishing Executive Compensation Levels, page 14
1.	On page 15, you disclose that you used three marketplace data sources in determining 2009 compensation levels. You disclose that the second source is “publicly-available compensation information for a group of approximately 80 publicly-traded companies, which were selected because they had revenues of between $5 billion to $7 billion.” Please provide us with draft disclosure for your 2011 proxy statement which provides:
•	all the names of the companies included in this benchmark;

•	if you benchmarked against a survey in its entirety, the name of the survey; or

•	if you used a subset of companies from a survey, the name of the survey and the specific selection criteria used in the database to select the companies in this benchmark group.

New York  |  London multinational partnership  |  Washington, DC
Albany  |  Almaty  |  Beijing  |  Boston  |  Brussels  |  Chicago  |  Doha  |  Dubai
Frankfurt  |  Hong Kong  |  Houston  |  Johannesburg (pty ) ltd.  |  Los Angeles  |  Milan  |  Moscow
Paris multinational partnership  |  Riyadh affiliated office  |  Rome  |  San Francisco  |  Silicon Valley  |  Warsaw

Following is a draft of the disclosure that we will use in our 2011 proxy statement. The 2011 proxy statement disclosure will be consistent with this format and will include the data sources used in determining 2010 compensation.
We used the following three marketplace data sources:
•	A general compensation survey prepared by Towers Perrin, which contains data on approximately [___] companies.

•	Publicly-available compensation information for the following group of [___] publicly-traded companies, which were selected because they had revenues of between $[___] billion to $[___] billion:

[companies used in 2010 compensation decisions to be listed]

•	Publicly-available compensation information for the following group of [___] publicly-traded companies, which were selected because the companies have comparable annual revenues or because they compete directly with us in the same general industry and for the same key employees:

[companies used in 2010 compensation decisions to be listed]
The revenue range of these companies was between $[___] billion and $[___] billion, with a median revenue of $[___] billion.
Annual Performance-Based Cash Incentive, page 17
2.	Please provide us with draft disclosure for your 2011 proxy statement which provides the following for your 2011 performance-based cash incentive payments:
•	the corporate performance threshold, target and maximum performance level for each goal that has been established and

•	the weighting of the performance goals.
Please also confirm that in your 2011 proxy statement you will discuss how your committee arrived at the specific payment amounts. For example, you disclose that your committee retains discretion to reduce the amounts earned. If your committee exercises discretion and/or evaluates performance, please confirm that you will describe the evaluation of the respective executive officer with specific factors that lead to the committee’s conclusions and describe how this evaluation will affect the actual bonuses to be paid. To the extent that the goals are quantified, the discussion should also be quantified.

Following is a draft of the disclosure that we will use in our 2011 proxy statement. The 2011 proxy statement disclosure will be consistent with this format and will include the 2010 performance measures, goals and periods. Although quarterly performance periods were used during 2009, we will use an annual performance period for 2010.

Performance Metric	Weight	Threshold	Target	Maximum	Results
ROE	[___]%	[___]	[___]	[___]	[___]
Pre-Tax Margin (Title Segment)	[___]%	[___]	[___]	[___]	[___]
We also confirm that in our 2011 proxy statement we will discuss how our compensation committee arrived at specific payment amounts. We confirm that if our compensation committee exercises discretion and/or evaluates performance, we will describe the evaluation of the respective executive officer with specific factors that lead to the committee’s conclusion and we will describe how this evaluation affected the actual bonuses. To the extent that the goals are quantified, our discussion will also be quantified.
Long-Term Equity Incentives, page 20
3.	Please confirm that in your 2011 proxy statement you will revise your discussion of the factors considered in granting your Long-Term Equity Incentive Awards to discuss how your committee arrives at the specific awards to be granted for each named executive officer.
We confirm that in our 2011 proxy statement we will revise our discussion of the factors considered in granting our Long-Term Equity Incentive Awards to better explain how factors are considered by our compensation committee in arriving at the specific awards to be granted for each named executive officer. We note that in 2009, although our compensation committee considered the factors listed on page 20 of our 2010 proxy statement (marketplace data provided by the committee’s compensation consultant, the executive’s level of responsibility and ability to influence our performance, the executive’s level of experience and skills, the need to retain and motivate highly talented executives and our current business environment, objectives and strategy) when determining the specific awards granted for each named executive officer, its determination was not formulaic; rather, our compensation committee exercised its discretion to make a subjective decision based on the totality of the factors. To the extent any factors materially contribute to our compensation committee’s determination, we will discuss such factors and the impact they had on our compensation committee’s determination.

Long-Term Equity Incentives, page 20
4.	Please file copies of your January 2009 and April 2009 LandAmerica Synergy Incentive Programs pursuant to Item 601(b)(10)(iii) of Regulation S-K. You disclose that the participants earned the maximum incentives and that the pool was allocated “among employees based on their ability to achieve synergy results.” To the extent you establish another similar compensation program in the future, please confirm that in addition to the disclosure you have provided for this plan, you will disclose
•	how you determined the size of the incentive pool;

•	for each named executive officer, the threshold, target and maximum incentive amounts for each goal;

•	your Compensation Committee’s evaluation of each goal at the end of the fiscal year; and

•	how the level of achievement will affect the actual bonuses to be paid.
We did not file copies of the LandAmerica Synergy Incentive Programs because the programs consist of awards granted under, and in accordance with, the terms of the Fidelity National Title Group, Inc. Annual Incentive Plan, which was filed as Exhibit 10.25 to our annual report on Form 10-K for the year ended December 31, 2009 (incorporated therein by reference to Annex E to our Schedule 14C filed on September 19, 2006). There is no separate plan document and there are no award agreements for the LandAmerica Synergy Incentive Programs. However, we will file a description of the programs. The description will be filed with our next quarterly report on Form 10-Q.
To the extent we establish another similar compensation program in the future, we confirm that in addition to the disclosure we have provided for this plan, we will disclose, as applicable:
•	how we determined the size of the incentive pool;

•	for each named executive officer, the threshold, target and maximum incentives for each goal;

•	our compensation committee’s evaluation of each goal at the end of the fiscal year; and

•	how the level of achievement will affect the actual bonuses to be paid.
Further, FNF acknowledges that:
–	FNF is responsible for the adequacy and accuracy of the disclosure in the filings;

–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

–	FNF may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Robert S. Rachofsky at 212-259-8088 or Margarita Glinets at 212-259-8448.

Very truly yours,
/s/ Robert S. Rachofsky
Robert S. Rachofsky